May 26, 2015

Pamela Long

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Univar Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed April 28, 2015

File No. 333-197085

Dear Ms. Long:

This letter sets forth the responses of Univar Inc. (the “Registrant”) to the comments communicated orally to the Registrant on May 20, 2015, relating to Amendment No. 4 to the Registration Statement on Form S-1 File No. 333-197085, filed on April 28, 2015 (“Amendment No. 4”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 5 to the Registration Statement (“Amendment No. 5”). Enclosed with the paper copy of this letter are four copies of a clean version of Amendment No. 5, as well as four copies of a blacklined version of Amendment No. 5, marked to show changes from Amendment No. 4 filed on April 28, 2015. Page references in the responses below are to Amendment No. 4.

1. Please supplementally advise the Staff how the Registrant solicited and negotiated the concurrent private placement described to the Staff.

In response to the Staff’s comment, the Registrant has supplementally provided the Staff with a description of the solicitation and negotiation of the concurrent private placement described to the Staff.

2. The Registrant needs to include the number of shares of common stock being offered and a price range. The omission of this information is not permitted by Rule 430A.

The Registrant acknowledges the Staff’s comment that the number of shares of common stock being offered and the price range are required disclosures under Rule 430A. The Registrant will include the number of shares of common stock being offered and the price range in a subsequent filing of the Registration Statement.

3. On page 85, there is a description of an April 10, 2015 acquisition. Supplementally advise the Staff how the Registrant considered including or not including audited historical financial statements of the acquired company and unaudited pro forma financial statements.

The Registrant respectfully submits to the Staff that the acquired company does not meet any of the significance tests set forth in Item 3-05 of Regulation S-X requiring inclusion of audited historical financial statements of the acquired company and unaudited pro forma financial statements. The Registrant has supplementally provided the Staff with the significance calculations relied on for this conclusion. As an example, the acquired company had $6.3 million of total assets as of December 31, 2014 while the Registrant had $6,076.6 million of total assets as of December 31, 2014. The Registrant also concluded that the operations of the acquired company are not material to the operations of the Registrant. The Registrant therefore respectfully notifies the Staff that it has not included audited historical financial statements of the acquired company and unaudited pro forma financial statements.

4. On page 132, Parcom and CVC are now included in the same footnote to the table of beneficial owners. Please explain why these two entities do not have two separate footnotes and whether they are related parties.

The Registrant respectfully advises the Staff that Parcom is an investor in two indirect shareholders of Univar NV that are managed by affiliates of CVC. Parcom and CVC are neither affiliates nor related parties. The Registrant has determined that neither Parcom nor the members of current and former management that are investors in these indirect shareholders are “beneficial owners” (as defined in Rule 13d-3) of the shares of common stock of Univar Inc because neither Parcom nor the members of current or former management has voting power or investment power over these shares. The Registrant has provided the disclosure on Parcom for informational purposes only.

5. Please update the financial statements and disclosure in the prospectus to include financial information for the three months ended March 31, 2015.

The Registrant has revised the corresponding disclosure accordingly.

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6036.

Regards,

/s/ Steven J. Slutzky

Steven J. Slutzky

cc:	Craig Slivka

Leland Benton

Tracie Towner

Al Pavot

            Securities and Exchange Commission

Stephen N. Landsman, Esq.

            Univar Inc.

Enclosures

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